UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)

                           National Energy Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   635812 100
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                            Associate General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 21, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


Item 1. SECURITY AND ISSUER

This Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on July 27, 1995 (the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, $0.01 par value (the "Shares") of National Energy Group, Inc. (the "Issuer"), amended on July 22, 1996, August 9, 1996, September 4, 1996, June 17, 1997, December 11, 1997, December 4, 1998,
December 13,  2000,  May 16, 2003,  October 2, 2003,  February 1, 2005,  July 8,
2005, December 8, 2005, September 8, 2006 and October 25, 2006, is further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the original Schedule 13D, as amended, previously filed by the Reporting Persons.

Item 4. PURPOSE OF TRANSACTION

Item 4 of the Initial 13D, as amended, is hereby amended by the addition of the following:

On November 21, 2006, NEG Oil & Gas delivered to the Issuer the Exercise Notice contemplated by the Agreement (which was filed as Exhibit 1 to Amendment No. 14 to Schedule 13D filed by the Reporting Persons on October 25, 2006) and purchased the Issuer's membership interest in NEG Holding LLC, pursuant to
Section 5.4 of the Operating Agreement of NEG Holding LLC, for the amount set forth in the Exercise Notice. A copy of the Exercise Notice is filed herewith as
Exhibit 1 and incorporated herein by reference.

Immediately following the purchase by NEG Oil & Gas of the Issuer's membership interest in NEG Holding LLC, the Transaction contemplated by the Letter of Intent (which was filed as Exhibit 2 to Amendment No. 13 to Schedule 13D filed by the Reporting Persons on September 8, 2006) closed.

In addition, AREP issued a press release announcing the closing of the Transaction, a copy of which is filed herewith as Exhibit 2 and incorporated herein by reference.

Immediately prior to the closing of the Transaction, the 5,597,824 Shares held by NEG Oil & Gas were distributed to, and are currently held by, AREP O & G Holdings LLC, which, prior to the sale of NEG Oil & Gas to Riata Energy, Inc. pursuant to the Transaction, was the sole member of NEG Oil & Gas. AREP O & G Holdings LLC is an indirect wholly-owned subsidiary of American Real Estate Holdings Limited Partnership.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Initial 13D, as amended, is hereby amended by the addition of the information set forth in Item 4 above, which information is incorporated into this Item 6 by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

1. Exercise Notice dated November 21, 2006

2. Press Release dated November 22, 2006

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2006

AREP O&G HOLDINGS LLC
By:  AREP Oil & Gas Holdings LLC, its sole member
By:  American Real Estate Holdings Limited Partnership, its sole member
By:  American Property Investors, Inc., its general partner

  By:  /s/ Keith Meister
       -----------------
       Name:  Keith Meister
       Title: Principal Executive Officer


AREP OIL & GAS HOLDINGS LLC
By:  American Real Estate Holdings Limited Partnership, its sole member
By:  American Property Investors, Inc., its general partner

  By:  /s/ Keith Meister
       -----------------
       Name:  Keith Meister
       Title: Principal Executive Officer


AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
By: American Property Investors, Inc., its general partner

  By:  /s/ Keith Meister
       -----------------
       Name:  Keith Meister
       Title: Principal Executive Officer


AMERICAN REAL ESTATE PARTNERS, L.P.
By: American Property Investors, Inc., its general partner

  By:  /s/ Keith Meister
       -----------------
       Name:  Keith Meister
       Title: Principal Executive Officer


AMERICAN PROPERTY INVESTORS, INC.

  By:  /s/ Keith Meister
       Name:  Keith Meister
       Title: Principal Executive Officer


BECKTON CORP.

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



            [Signature Page of 13D Amendment No. 15 with respect to
                          National Energy Group, Inc.]

                                   EXHIBIT 1


                                 EXERCISE NOTICE
                                 ---------------

                                November 21, 2006

This notice constitutes the "Exercise Notice" contemplated by Section 3(A)(ii) of the Agreement, dated as of October 25, 2006 (the "Agreement"), by and among National Energy Group, Inc. (the "Company"), NEG Oil & Gas LLC ("NEG Oil & Gas"), NEG, Inc. and American Real Estate Holdings Limited Partnership. All capitalized terms used but not defined herein shall have the meanings given such terms in the Agreement.

     1. NEG Oil & Gas hereby notifies the Company, pursuant to Section 3(A)(ii) of the Agreement, that it is: (i) exercising its purchase rights under Section
5.4 of the NEG Holding Operating Agreement on the date hereof; and (ii) designating itself as the Interest Buyer pursuant to the Agreement.

     2. The amount owing to the Company by NEG Oil & Gas as of the date hereof under Section 5.4 of the NEG Holding Operating Agreement is $260,825,071 (the "Option Amount").

     3. The amount of principal and interest owing to AREP O&G Holdings LLC, the sole member of NEG Oil & Gas LLC ("AREP O&G"), by the Company as of the date hereof under the Bonds is $149,569,077 (the "Bond Amount").

     4. The Company and AREP O&G hereby direct NEG Oil & Gas to deduct the Bond Amount (for application pursuant to paragraph 5 below) from the Option Amount and deliver the difference, $111,255,994 (the "Net Payment"), to the Company.

     5. The Bond Amount will be applied by AREP O&G to the payment of the Bonds, which, as a result of such application, are fully paid and discharged. AREP O&G will promptly return any instruments evidencing the Bonds to the Company, marked "paid in full", as soon as practicable after the date hereof.

     6. NEG Oil & Gas will promptly deliver the Net Payment to the Company by electronic wire transfer.

     7. AREP O&G Holdings LLC, for and on behalf of itself and any of its affiliates, hereby releases and discharges in full any and all liens, security interests, mortgages, charges, encumbrances or adverse claims that any of them may have in respect of the pledge by the Company of its 50% membership interest in NEG Holding LLC or the proceeds thereof, including the Option Amount, the Bond Amount or the Net Payment, as well as in any other assets of the Company, under or by virtue of the Amended and Restated Credit Agreement, dated as of December 20, 2005, among NEG Operating LLC, as the Borrower, AREP Oil & Gas LLC (now known as NEG Oil & Gas LLC), as the Lender, AREP Oil & Gas LLC, as Administrative Agent for the Lender, and Citicorp USA, Inc., as Collateral Agent for the Lender and the Hedging Counterparties (the "NEG Operating LLC Credit Facility"). AREP O&G represents and warrants that as of the date hereof it is the sole legal and equitable owner of the NEG Operating LLC Credit Facility and any liens, mortgages or security interests securing the same, and agrees to execute such further instruments, including UCC-3's, as may be necessary from time to time to evidence such release and discharge.



                  [REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the undersigned have duly executed this Exercise Notice as of the date first written above.

NEG OIL & GAS LLC
By: AREP O & G Holding LLC, its sole member
By: AREP Oil & Gas Holding LLC, its sole member
By: American Real Estate Holdings Limited Partnership, its ole member
By: American Property Investors, Inc., its general partner

  By:  /s/ Hillel Moerman
       ------------------
       Name:  Hillel Moerman
       Title: Chief Financial Officer



ACKNOWLEDGED AND AGREED:

NATIONAL ENERGY GROUP, INC.

  By:  /s/ Bob G. Alexander
       --------------------
       Name:  Bob G. Alexander
       Title: President


AREP O&G HOLDINGS LLC
By:  AREP Oil & Gas Holdings LLC, its sole member
By:  American Real Estate Holdings Limited Partnership, its sole member
By:  American Property Investors, Inc., its general partner

  By:  /s/ Hillel Moerman
       ------------------
       Name:  Hillel Moerman
       Title: Chief Financial Officer

                                   EXHIBIT 2


                       AMERICAN REAL ESTATE PARTNERS, L.P.
          ANNOUNCES CLOSING OF TRANSACTION WITH SANDRIDGE ENERGY, INC.


New York, New York / November 22, 2006 - American Real Estate Partners, L.P. (NYSE: ACP) ("AREP") today announced that its previously disclosed transaction with Riata Energy, Inc., currently doing business as SandRidge Energy, Inc. ("SandRidge"), closed on November 21, 2006. Pursuant to the transaction, SandRidge acquired NEG Oil & Gas LLC ("NEG Oil & Gas"), previously a
wholly-owned   subsidiary  of  AREP  which  held  all  of  AREP's  oil  and  gas investments.

AREP received $1.025 billion in cash, of which $10 million had previously been paid to AREP, and approximately 12.8 million shares of SandRidge common stock.

AREP will realize investment profits of approximately $486 million (assuming an $18 per share value of the SandRidge shares received by AREP in the transaction), which represents an annualized rate of return (IRR) of over 49% on AREP's total investment in NEG Oil & Gas.

Carl C. Icahn, AREP's Chairman, said, "The investment in NEG Oil & Gas has proven to be greatly rewarding for AREP over a relatively short time period. I congratulate Bob Alexander and his team for their success in creating value for shareholders. We have confidence in Tom Ward, SandRidge's Chairman and CEO, and look forward to participating in the continued success of these assets as a significant stockholder of SandRidge."

Copies of the material transaction documents are being filed with the U.S. Securities and Exchange Commission by AREP on a Current Report on Form 8-K. Anyone who wishes to obtain copies of these documents may do so from the Internet website maintained by the SEC at http://www.sec.gov.

AREP, a master limited partnership, is a diversified holding company engaged in a variety of businesses. AREP's businesses currently include gaming; real estate and home fashion. To learn more about AREP, please visit www.arep.com.

This release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, many of which are beyond AREP's ability to control or predict. Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will" or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of AREP and its subsidiaries. AREP undertakes no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Hillel Moerman
Chief Financial Officer
American Real Estate Partners, L.P.
(212) 702-4300